LiquidityEdge LLC

**Consolidated Financial Statements
and Supplementary Schedules
December 31, 2020**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LiquidityEdge LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER N GEROSA 212-813-6343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher N. Gerosa , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LiquidityEdge LLC , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, the Firm is making this filing without a notarization.

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LiquidityEdge LLC
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of LiquidityEdge LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of LiquidityEdge LLC and its subsidiary (the "Company") as of December 31, 2020, and the related consolidated statements of operations and comprehensive income (loss), of changes in members' equity and of cash flows for the year then ended December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplementary Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Supplementary Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Supplementary Schedule III - Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 2019.

LiquidityEdge LLC
Consolidated Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	5,528,862
Deposit with clearing broker		1,000,000
Accounts receivable, net of allowance of $5,373		1,410,455
Goodwill		87,673,853
Intangible assets, net of accumulated amortization of $3,189,167		55,500,833
Software development costs, net of accumulated amortization of $205,897		323,896
Prepaid expenses and other assets		398,251
Total assets	**$**	**151,836,150**

Liabilities and Members' Equity
Liabilities

Accounts payable and other liabilities, including accounts payable to affiliates of $751,302	$	1,593,656
Total liabilities		**1,593,656**
Members' Equity		150,242,494
Total liabilities and members' equity	**$**	**151,836,150**

The accompanying notes are an integral part of these financial statements.

LiquidityEdge LLC
Consolidated Statements of Operations and Comprehensive Income (Loss)
Year Ended December 31, 2020

Revenues		
Commissions	$	13,136,069
Other Income		13,689
Total revenues		**13,149,758**
Expenses		
Employee compensation and benefits		2,541,978
Service agreement fees to affiliates		1,354,502
Technology and communications		3,440,147
Depreciation and amortization		2,999,931
Marketing and advertising		91
General and administrative		135,707
Professional and consulting fees		726,914
Third-party clearing costs		4,285,717
Occupancy		245,254
Total expenses		**15,730,241**
Net income (loss)		**(2,580,483)**
Comprehensive income (loss)	$	**(2,580,483)**

LiquidityEdge LLC
Consolidated Statements of Changes in Members' Equity
Year Ended December 31, 2020

	Members' Contributions	Accumulated Deficit	Accumulated Other Comprehensive Gain	Total Members' Equity
Balance at December 31, 2019	$ 152,676,598	$ (396,934)	$ 8,366	$ 152,288,030
Purchase Price Adjustment	534,947	-	-	534,947
Net (loss)	-	(2,580,483)	-	(2,580,483)
Balance at December 31, 2020	**$ 153,211,545**	**$ (2,977,417)**	**$ 8,366**	**$ 150,242,494**

LiquidityEdge LLC
Consolidated Statements of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities

Net income (loss)	$	(2,580,483)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization		2,999,931
Other		38,718
Changes in operating assets and liabilities:		
Decrease in accounts receivable		1,950,890
(Increase) in prepaid expenses and other assets		(303,121)
(Decrease) in accrued employee compensation		(1,488,897)
(Decrease) in accounts payable and other liabilities		(137,782)
Net cash provided by operating activities		**479,256**
Net increase for the period		479,256
Cash and cash equivalents including restricted cash		
Beginning of period		6,049,606
End of period	**$**	**6,528,862**

The accompanying notes are an integral part of these consolidated financial statements.

1.   Organization and Principal Business Activity

LiquidityEdge LLC ("the Company") was incorporated in the State of Delaware on October 16, 2014, and operates an electronic trading platform for U.S. Treasuries. The Company owns 100% of LiquidityEdge UK Ltd. (the "Subsidiary").

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On November 1, 2019 all of the outstanding equity interests of the Company were acquired (the "Acquisition") pursuant to the terms and conditions of the Unit Purchase Agreement entered into among the Company, the Company's former parent, RF7, LLC ("RF7"), MarketAxess Holdings Inc. (the "Parent") and certain other persons named therein on August 12, 2019 (as amended, the "Agreement"). See Note 3 Change in Ownership for further discussion.

The Company's Parent is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

2.   Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances have been eliminated.

Goodwill and Intangible Assets
An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including customer relationships and other intangible assets, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefits the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Accounting Pronouncements, Recently Adopted
In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, "Intangibles-Goodwill and Other" ("ASU 2017-04"). ASU 2017-04 simplifies the testing for goodwill impairment. The Company adopted this guidance on January 1, 2020. The adoption of this guidance did not have a material impact on the Company's Financial Statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments". This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. Adoption of this ASU did not have a material impact on the Company's Financial Statements.

Accounting Pronouncements, Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which is designed to ease the potential burden in accounting for the transition away from the London Inter-bank Offered Rate ("LIBOR"). The ASU applies to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued and replaced with alternative reference rates as a result of reference rate reform. The ASU provides optional expedients and exceptions for applying U.S. generally accepted accounting principles ("U.S. GAAP") to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU was effective for all entities as of March 12, 2020 and can be adopted from this date through December 31, 2022. The Company does not expect adoption of this ASU to have a material impact on its Financial Statements.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Fair Value Measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Certain financial instruments, including cash and cash equivalents, deposit with clearing broker, accounts receivable and accounts payable, including accounts payable to affiliates are short-term in nature and the carrying amount reported on the Consolidated Statement of Financial Condition approximates fair value. Cash and cash equivalents and deposit with clearing broker are considered Level 1 financial assets while all other financial instruments listed above are considered Level 2.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from commissions. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses in the Company's Consolidated Statement of Operations and Comprehensive Income (Loss).

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a securities clearing agreement.

Depreciation

Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of foreign currency translation adjustment and transaction gains and losses are recorded in general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss). At Acquisition, the Company determined the functional currency of the Subsidiary to be British Pounds Sterling.

Revenue Recognition

Commission Revenue. The Company executes trades on a matched principal basis by serving as counterparty to both the buyer and the seller. The Company charges its customers variable transaction fees for trades executed on its platform. Variable transaction fees are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and volume of the bond traded. Variable transaction fees are invoiced and recorded on a monthly basis.

Commissions and the related clearing expenses are recorded on trade date, which is the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements.

The Company is subject to New York City Unincorporated Business Tax ("UBT") on taxable income allocated to New York City at a rate of 4% for calendar year 2020.

Restricted Cash

Cash and cash equivalents and restricted cash as presented on the statement of cash flows is comprised of cash and cash equivalents of $5,528,862 and deposit with clearing broker of $1,000,000.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company acts as matched principal counterparty in connection with transactions that it executes between clients. The company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its clients executing bond trades on its platform, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash includes cash that is primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at this bank. As of December 31, 2020, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

3. Change in Ownership

The Parent completed its Acquisition of the Company on November 1, 2019. The aggregate consideration paid by the Parent for the Acquisition was $153,211,545 and was subject to customary adjustments for cash on hand, outstanding debt, transaction expenses and working capital as set forth in the Agreement. The assets and liabilities of the Company were recorded at fair value as of the date of the Acquisition. Through the application of pushdown accounting, the entire purchase price was allocated to the Company and the Company recorded goodwill of $87,673,853 and intangible assets of $58,780,000.

The Parent has completed an allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of Acquisition. The Parent utilized an independent third-party to determine the fair value of the acquired intangible assets. The following table reflects the new basis for the Company's assets and liabilities at the date of Acquisition, which have been reflected in the Company's Consolidated Statement of Financial Condition:

Purchase price	$	153,211,545
Less: acquired cash		(2,935,718)
Purchase price, net of acquired cash		150,275,827
Accounts receivable		(1,810,453)
Intangible assets		(58,780,000)
Prepaid expenses and other assets		(3,617,598)
Capitalized software		(527,381)
Accounts payable, accrued expenses and other liabilities		2,133,458
Goodwill	$	87,673,853

The acquired intangible assets are as follows:

		Costs	Useful Lives
Customer relationships	$	58,690,000	15 years
Tradename - finite life		90,000	1 year
Total	$	58,780,000	

LiquidityEdge LLC
Notes to Consolidated Financial Statements
December 31, 2020

4.   **Net Capital and Customer Protection Requirements**

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2020, the Company had net capital of $5,812,887 which exceeded its required net capital of $104,695 by $5,708,192. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

The Company is exempt from the reserve requirements of SEC Rule 15c3-3 as the Company's activities are limited to those described in the exemption provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

5.   **Goodwill and Intangible Assets**

The following is a summary of changes in goodwill for the year ended December 31, 2020:

Balance at January 1, 2020	$	87,125,123
Adjustments to preliminary purchase price allocation		548,730
Balance at December 31, 2020	$	87,673,853

The adjustments to the preliminary purchase price allocation include a $534,947 adjustment to goodwill as a result of additional cash consideration paid by the Parent during the year ended December 31, 2020. Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	Cost	Accumulated amortization	Net Carrying amount
		December 31, 2020	
Customer relationships	$ 58,690,000	$ (3,189,167)	$ 55,500,833

Amortization expense associated with identifiable intangible assets was $2,785,834 for the year ended December 31, 2020. The following table summarizes the Company's estimated amortization expense for the following future periods:

Year ended December 31,		
2021	$	5,346,667
2022		6,544,833
2023		7,561,000
2024		6,460,000
2025		5,406,333

6. **Software Development Costs**

Software development costs are comprised of the following as of December 31, 2020:

Software development costs	$	529,793
Accumulated amortization		(205,897)
Total software development costs, net	$	323,896

Amortization expense related to software development totaling $176,598 were recognized for the year ended December 31, 2020. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations and Comprehensive Income, respectively.

7. **Affiliate Transactions**

The Company incurred allocated expenses from the Parent including occupancy, utilities and office maintenance, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $349,976 for the year ended December 31, 2020. The amount due to the Parent was $7,827 as of December 31, 2020 and is included in accounts payable and other liabilities on the Consolidated Statement of Financial Condition.

The Company is charged by an affiliate for compensation costs of shared resources, which includes sales, legal and compliance, finance and accounting, marketing, IT and trade support and general management personnel. The allocated costs are based on an internal methodology and amounted to $3,001,820 for the year ended December 31, 2020. As of December 31, 2020, the amount due to this affiliate was $253,717 and is included in accounts payable on the Consolidated Statement of Financial Condition.

The Company is charged for shared resources by an affiliate. The total amount charged to the Company was $1,098,075 for the year ended December 31, 2020. As of December 31, 2020, the amount due to this affiliate was $489,758 and is included in accounts payable on the Consolidated Statement of Financial Condition.

8. **Commitments and Contingencies**

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with a third-party clearing brokers the Company maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2020, the total deposit with the clearing broker was $1,000,000 and is disclosed in the Consolidated Statement of Cash Flows as restricted cash. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is a miscommunication or other error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreement, the clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to this right for the year ended December 31, 2020.

9. **Customer Concentration**

For the year ended December 31, 2020, a total of three customers accounted for more than 10% of the Company's revenues. Total revenue from these customers was $6,149,214 or approximately 46.8% of gross revenue.

10.   Trading Platform

The Company utilizes a third-party trading platform ("the Platform") to facilitate the execution of customer orders. The Company's Platform is supported by State Street Corporation ("State Street"). Under an agreement, the Company agrees to white label the platform and offer access to the platform to its clients. The Company relies on StateStreet to provide technical support and updates for the Platform and could be negatively impacted should StateStreet cease providing these services. Pursuant to the agreement, the Company is charged a fee, which is tiered based upon aggregate revenues, associated with orders executed on the platform. These fees are recorded in technology and communications costs in the Company's Consolidated Statements of Operations.

11.   Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Consolidated Statement of Financial Condition through March 1, 2021, and determined that there were no additional material events or transactions that would require recognition or disclosure in these consolidated financial statements.

LiquidityEdge LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020   Supplementary Schedule I

Net Capital	FOCUS Report	Adjustments	Final
Total members' equity	$ 150,242,494	$ -	$ 150,242,494
Deductions			
Nonallowable assets			
Accounts receivable, net	532,774	-	532,774
Goodwill	87,650,626	23,227	87,673,853
Intangible assets, net of accumulated amortization	55,500,833	-	55,500,833
Software development costs, net	323,896	-	323,896
Prepaid expenses and other assets	398,251	-	398,251
Other deductions			
Net capital	5,836,114	(23,227)	**5,812,887**
Required net capital (greater of $5,000 or 6-2/3% of aggregate indebtedness)	104,695	-	104,695
Excess net capital	$ **5,731,419**	$ (23,227)	$ **5,708,192**
Aggregate indebtedness	$ 1,570,429	$ 23,227	$ 1,593,656
Ratio of aggregate indebtedness to net capital	**0.27 to 1**		**0.27 to 1**

There is a $23,227 difference between the calculation above
and the Company's unaudited FOCUS Report as of
December 31, 2020 as filed on January 27, 2021.

LiquidityEdge LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Supplementary Schedule II**

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provision of paragraphs (k)(2)(ii) of SEC Rule 15c3-3.

LiquidityEdge LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Supplementary Schedule III**

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provision of paragraphs (k)(2)(ii) of SEC Rule 15c3-3.